Filed Pursuant to Rule 433
                                                         File No.: 333-141613-05


        Update to Free Writing Prospectus dated June 19, 2007 (the "FWP")
                           Filed Pursuant to Rule 433
                      Registration Statement No. 333-141613

The collateral pool for the transaction has been changed in the following way:

      In connection with a permitted prepayment or defeasance of the Westwood Complex Loan, the borrower has the right to request the release of any of the Westwood Complex Properties, provided that (A) the borrower prepays or defeases
(i) one hundred percent (100%) of the pro-rata release amount with respect to the prepayment or defeasance of the aggregate principal amount of the Westwood Complex Loan from $95,000,000 to $74,000,000, (ii) one hundred ten percent (110%) of the pro-rata release amount with respect to the prepayment or defeasance of the aggregate principal amount of the Westwood Complex Loan from $73,999,999 to $61,750,000, (iii) one hundred fifteen percent (115%) of the pro-rata release amount with respect to the prepayment or defeasance of the aggregate principal amount of the Westwood Complex Loan from $61,749,999 to $47,500,000, and (iv) only with respect to defeasance, one hundred twenty-five percent (125%) of the pro-rata release amount with respect to any other partial defeasance of the Westwood Complex Loan, and (B) the debt service coverage ratio of the remaining properties is equal to, or in excess of, the greater of (i) the debt service coverage ratio as of the origination date of the Westwood Complex Loan, and (ii) the debt service coverage ratio for the twelve months immediately preceding the release.

The structure for the classes of offered certificates in the transaction has been changed in the following way:

General

      The Class A-1-A Certificates will no longer be offered and instead, the Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-C3 will include two classes of certificates (the "Class A-1-A1 Certificates" and the "Class A-1-A2 Certificates", respectively).

      The Class A-1-A1 Certificates will have an initial principal balance of $509,137,000, represent approximately 18.96% of the total initial principal balance of the Series 2007-C3 Certificates, represent approximately 30.00% of the credit support for the Series 2007-C3 Certificates, have an assumed weighted average life of 8.5 years, an assumed principal window of 7/07-4/17 and an assumed final distribution date of April 2017.

      The Class A-1-A2 Certificates will have an initial principal balance of $200,000,000, represent approximately 7.45% of the total initial principal balance of the Series 2007-C3 Certificates, represent approximately 30.00% of the credit support for the Series 2007-C3 Certificates, have an assumed weighted average life of 9.8 years, an assumed principal window of 4/17-5/17 and an assumed final distribution date of May 2017.

Distribution Date of Class A-1-A2 Certificates

      The Distribution Date for the Class A-1-A2 Certificates will be the eighth calendar day following the Determination Date in that month, provided that if one or more legal holidays (other than a Saturday or Sunday) falls within such eight day period, an additional day will be added for each such legal holiday and, provided further, that if such Distribution Date does not fall on a Business Day, distributions will be made on the next Business Day thereafter.

Interest Distributions

      Distributions of interest that were payable to the holders of the Class A-1-A Certificates will be payable to the holders of the Class A-1-A1 Certificates and the Class A-1-A2 Certificates, on a pro rata basis in accordance with the respective interest entitlements evidenced by those classes of certificates. In addition, to the distributions of interest to the holder of the class A-1-A2 Certificates pursuant to the immediately prior paragraph, the holders of the class A-1-A2 Certificates or their designee will be entitled to an administration fee equal to [___]% per annum multiplied by the outstanding principal balance of the class A-1-A2 Certificate, payable monthly on a pro rata basis with the payments of interest on the Class A-1-A1 Certificates and A-1-A2 Certificates.

Principal Distributions

      Distributions of principal with respect to Loan Group No. 2 that were payable to the holders of the Class A-1-A Certificates will be payable first, to the holders of the Class A-1-A1 Certificates, until the total principal balance of the class A-1-A1 Certificates is reduced to zero, and then, to the holders of the Class A-1-A2 Certificates, until the total principal balance of the class A-1-A2 Certificates is reduced to zero.

      Because of the losses on the underlying mortgage loans and/or default-related or other unanticipated issuing entity expenses, the total principal balance of the Class A-M, Class A-J, Class B, Class C, Class D, Class E, Class F, Class G, Class H, Class J, Class K, Class L, Class M, Class N, Class O, Class P, Class Q, Class S and Class T Certificates could be reduced to zero at a time when any two or more of the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4, Class A-1-A1 and Class A-1-A2 Certificates remain outstanding. Under those circumstances, any principal distributions on the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4, Class A-1-A1 and Class A-1-A2 Certificates will be made on a pro rata basis in accordance with the relative sizes of the respective then outstanding total principal balances of those Classes.

Allocation of Losses

      Any reduction of the principal balances of the Class A-1-A1 Certificates and the Class A-1-A2 Certificates, will be made, on a pro rata basis with the Class A-1 Certificates, Class A-2 Certificates, Class A-3 Certificates, Class A-AB Certificates and Class A-4 Certificates, in accordance with the relative sizes of those principal balances at the time of the reduction.

      The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates with a file number of 333-141613. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

      This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement that will be prepared for the securities offering to which this free writing prospectus relates. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

      The information in this free writing prospectus is preliminary, and may be superseded by an additional free writing prospectus provided to you prior to the time you enter into a contract of sale. This preliminary free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

      A contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

      Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this free writing prospectus is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.